
Pit Liquor
deodorant

INVEST IN **PIT LIQUOR**

Strong + Completely Sustainable Deodorant Powered by Overproof Whiskey and Vodka

LEAD INVESTOR

Evan Turner Local Invest Fund, CIO

When I meet a company like Pit Liquor, I focus on five key elements: One, is this the right entrepreneur? Erica and Jason are committed to the business, willing to learn, improvement focused, and love to market and sell their product. I have had the joy of meeting and working with Erica and Jason closely since May of 2021 and have seen first hand their growth and the growth of the business. Two, does the end customer want or need this product? Everyone uses deodorant of some kind, why not make it better for your body. We have been inundated with healthy deodorant brands selling us incremental improvements on a product, Mum, from pre-1900, but why not rethink the process entirely. Why put aluminum or baking soda on your skin that agitates your skin, stains your clothes, or could have long term ramifications to your health. Pit Liquor solves this problem with natural and drying properties of denatured alcohol. Three, is the market growing? I invest in markets where most market participants are growing like a rising tide. Rather than picking the winner of a take all market with few participants, it is much safer to pick a differentiated company that rises with the market. Recent acquisitions and national expansions have proven the growth and viability of the natural deodorant market. In this case, Pit Liquor is vital part of a tremendously fast growing natural deodorant space. Four, is this the right time for the product? Craft distilling is growing. Local high quality organic vodka and whiskey are a much more prevalent. The recent rule updates regarding the sale, transfer, and usage of local craft distillate have become much more company friendly. This makes products like Pit Liquor scaleable both through current single warehouse production, multi-state warehouse production, or regional production through a co-packer that may not have been possible even 5 years ago. Five, does the product have a pathway to profitability? Pit Liquor's alcohol base provides a clear pathway to profitability due the products high margins in both Retail

and Wholesale. While an 100mL individual bottle of Pit Liquor may seem expensive at $24, it lasts 3-4 months lowering the cost to about $6 per month or similar to other natural sticks that are supposed to last 1 month. As such a larger than average percentage of customers convert when marketed to and return to become forever customers. With greater than 65% wholesale margins, it only takes a small percentage of the market to become a very profitable company long term. I look forward to you all joining me on this journey with Erica and Jason and the company seeing the company realize its potential together!

Invested $25,000 this round & $835,000 previously

Learn about Lead Investors

pitliquor.com Fort Collins CO

Retail | Manufacturing | Female Founder | Beauty | Lifestyle

Highlights

1. $1.2mm Revenue LY; 50% YOY Growth

2. Q4 77% YOY Growth
3. Category Growth 14+%
4. 38,000+ Email Subscribers
5. Recently passed 1 million site visits
6. 60,000 customers
7. 1500 5-Star Reviews

6. 60,000 customers
7. 1500 5-Star Reviews

8. Sustainable Model

Our Team



Erica L Feucht CEO

Won TrueSpace award for Endurance among large cohort of CEOs. Erica led the company to recognition like BBB Spark Award and 2021 CCTW award while attaining strong growth YOY. Maintained supply chain stability thru 2020. Raised $535K on WeFunder.

> We're outside-the-box thinkers. "Conventional" isn't in our vocabulary. We are so over the BS of the industrial health & beauty industry. Pit Liquor is a revolution. For the planet, for the people, for tomorrow, we are fighting back. Booze is the best thing to ever happen to deodorant. Just ask an outdoorsman or a thespian or pirates from 1803.



Jason Feucht Head of Innovation

Formulated Pit Liquor, the most differentiated, effective, natural deodorant. Jason led the IT department at Automation X. Maintained financial and sales software and developed multi-million dollar integrations with multinational corporations.



Henry Mouton COO

Spearheaded operations, HR, and finance at Motherlove Herbal Company during exciting time of growth. Both PL



& ML received CCTW awards during Henry's tenure. Scaled Rio Grande Mexican Restaurant from a single location to 8, across multiple states.



Carter Nance CMO

Award-winning marketing leader who led the launch of Coke Zero and brand turnarounds at Domino's Pizza and Wells Fargo. Advisor and Investor in multiple CPG and Spirits companies. Recent exit as a strategic advisor to a Cannabis startup.



Shena Lee Creative Director

E-commerce, branding, and merchandising wizard. Employee #2 at DTC TomboyX, helping them grow from 1M to 20M revenue in 4 years. At Pit Liquor played a key role in orchestrating the most successful day, week, and month of sales in company history.



Melanie Allen Director, Social Media

Melanie has a long history as a successful blogger and understands the inner workings of social media intricately. She brings polish, zest, and finesse to our social media work while taking a full-stack approach to making our presence known.



Neil Riddell Brand Development & CEO @ Noun Ventures

As an EVP at CP+B (Ad Age's "Agency of the Decade") and CEO at Noun, Neil has spearheaded the creation of many successful brands including Angel's Envy Bourbon, Papa's Pilar Rum, Treaty Oak Whiskey, TomboyX, and Protein Puck.



Mason Pereira Brand Development @ Noun Ventures

Mason is an experienced brand builder with deep e-commerce knowledge. Throughout his career, he has helped shape brands in the CPG and D2C space including TomboyX, Protein Puck, and Pop! Gourmet.



David Berry Media Advisor and COO @ DB Dynamo

David Berry founded his agency in 2016, after leading digital strategy including MetLife, Dunkin' Donuts and Nissan. Under his leadership, his partners have been featured in AdAge, Good Morning America, and The Today Show.



Michaelangelo Moran Advisor and Co-Founder @ GoJek

Michaelangelo co-founded GO-JEK, an app with over 190M downloads and the first Indonesian decacorn company. Additionally, he co-founded 4 other startups in Tech, Fashion, and Design. He was the lead investor in our first Wefunder raise.



Bud Michael Advisor and Managing Partner @ TrueSpace

Bud has 43 years of experience at industry-leading product companies including Intel, Tandem, Sequent Computers, and KANA Software. Bud has been CEO at five tech and data services companies, steering the growth and eventual sale of three of them.

The Opportunity


Pit Liquor
ALL-NATURAL
DEODORANT
Pit Liquor
deodorant
-100 ml-
batch no. 20

Pit Liquor is an all-natural super-effective deodorant that happens to be powered by overproof spirits. If this is your first time hearing about us, here are the Cliff's Notes: four years ago as a mom-to-be, Erica Feucht set out to find an all-natural deodorant that would work well, and not harm her or her baby.

Cut to the chase, she couldn't find one - so her husband, Jason, who is a materials scientist, made one for her. Inspired by the bacteria-killing qualities in hand sanitizer, his formulation used overproof whiskey, a safer, more natural source of alcohol. For the scent component, he combined the spirits with essential oils and teas and Pit Liquor was born.

Since then we've built a business. And business is booming.

PROBLEM PART 1:

Deodorant customers are stuck between a rock and a hard place.


CONVENTIONAL DEODORANTS
EFFECTIVE, BUT TOXIC
NATURAL DEODORANTS
INEFFECTIVE, BUT HEALTHIER

Our Value Proposition is simple and born from two key problems that we solve in the category.

PROBLEM PART 2:

Bacteria creates body odor, but natural deodorants don't effectively kill bacteria... they just mask the stench.







OUR SOLUTION:

Leverage the antibacterial properties of alcoholic spirits to create an organic deodorant that is remarkably effective.


"
I was not prepared for how
AMAZING this smells.


— Dana, Pit Liquor Reviewer

The combination of ingredients has created a product that people love as much for its efficacy as its scents.

Our customers aren't just "all-natural" types. The brand pulls in people across the cultural spectrum because of our spirits-base, our name and because, yeah, the stuff works really well.


OUR FORMULATIONS
(P.S. It doesn't make you smell like booze.)
COCONUT RUM WITH LIME
Ingredients: Coconut Vodka, Rum, Lime Oil, Gentian Root, Sea Salt, Arrowroot
WHISKEY LAVENDER
Ingredients: Vodka, Whiskey, Dried Lavender, Lavender Essential Oil, Greek Mountain Tea, Sea Buckthorn, Gotu Kola, Umckaloabo, Elderflower, Gentian Root, Sea Salt, Arrowroot
WHISKEY VANILLA
Ingredients: Vodka, Whiskey, Vanilla Essential Oil, Greek Mountain Tea, Sea Buckthorn, Gotu Kola, Umckaloabo, Elderflower, Gentian Root, Sea Salt, Arrowroot
WHISKEY BLACK PEPPER
Ingredients: Vodka, Whiskey, Cloves, Black Peppercorns, Black Pepper Oil, Greek Mountain Tea, Sea Buckthorn, Gotu Kola, Umckaloabo, Elderflower, Gentian Root, Sea Salt, Arrowroot
WHISKEY PINEAPPLE
Ingredients: Vodka, Whiskey, Pineapple Extract, Greek Mountain Tea, Sea Buckthorn, Gotu Kola, Umckaloabo, Elderflower, Gentian Root, Sea Salt, Arrowroot
WHISKEY CEDARWOOD
Ingredients: Vodka, Whiskey, Cedarwood Essential Oil, Greek Mountain Tea, Sea Buckthorn, Gotu Kola, Umckaloabo, Elderflower, Gentian Root, Sea Salt, Arrowroot

The whiskey and other spirits in Pit Liquor are there for bacteria-killing, not scent. Like hand sanitizer, the alcohol smell and liquid dissipates quickly. The

added arrowroot and herbs provide stink-killing longevity, while the essential oils remain to do the "Ohhh you smell good" stuff.

Our core scented varieties are gender-neutral and each has its own legion of fans. Additionally, we offer two unscented variations for those who want to remain in stealth-mode.


LIMITED EDITIONS
Additional Growth Engine
COMING SOON
TWISTED PINE + PEPPERMINT
DEC 2021 - JAN 2022
GRAPEFRUIT + JUNIPER
JAN - FEB 2022
ROSES + CHAMPAGNE
FEB 2022
SANDALWOOD + NEROLI
MAR 2022

Beyond our core variants, we offer Limited Editions 8-10 times a year. Limiteds are an important component of sales - they currently drive 30% of our business. We can typically double or triple our average daily sales with an email blast to our subscription list announcing new Limiteds or a "last call." We are continuing to refine our strategy so that we can create even more scarcity and news around these products.



UNDERLYING MAGIC

- ✓ Patent Pending
- ✓ Organic Ingredients
- ✓ Few Natural Spray Deodorants
- ✓ Regulated like Hand Sanitizer
- ✓ Environmentally Friendly
- ✓ Cruelty Free
- ✓ Vegan

Below the surface, there are key attributes that align with the modern marketplace.


PEOPLE LOVE PIT LIQUOR
★★★★★ 1,500+ 5 STAR REVIEWS
LOVE IT!
BEST. DEODORANT. EVER!
I WAS SKEPTICAL, BUT I WAS WRONG
A MUST HAVE!
SARA McCoy on Apr 19, 2021


@PitLiquor holy #womanowned #startup mother of coconut lime!! I used your Coconut Rum with Lime mini spray YESTERDAY morning. I intentionally did not wash my pits last night just to test it. I rowed a hard 6k today (24 hrs later) and still don't smell, not one bit. I'm sold
I cringe when I see people buying "name brands" like Old Spice and Degree. It's like dousing the body in chemicals. I use @PitLiquor.
I made the switch last December.
I'll never go back to anything else.


AL
SOUNDS OFF

It all adds up to a devoted, uncommonly passionate user base that grows each day. People don't just like Pit Liquor, they LOVE Pit Liquor. We maintain a VIP board on Facebook and have a specific VIP email and SMS list to remain connected.


ACCELERATION FROM MARKET SHIFTS
Google
are deodorants
are deodorants safe


are deodorants allowed on airplanes
are deodorants with aluminum bad for you
are deodorants toxic
are deodorants and antiperspirants the same thing
are deodorants fda approved
are deodorants recyclable
are deodorants dangerous
are deodorants and antiperspirants safe
are deodorants allowed in check in luggage
Google Search
I'm Feeling Lucky

The deodorant category has been changing dramatically since COVID. As expected, category sales slowed with people staying at home, but growth is accelerating as things return to normal.

Consumers are becoming more discerning about their choices - P&G quietly announced a recall of Old Spice and Secret sprays because they contained Benzene, a carcinogenic compound. It was yet another catalyst for growing awareness of better-for-you products in the category.

Another trend in our favor - sales of stick deodorants in the U.S. are declining as innovation shifts towards sprays.


INNOVATIVE POSITIONING IN FASTEST GROWING
SEGMENT OF MASSIVE DEODORANT CATEGORY
NORTH AMERICAN DEODORANT MARKET
$5.7BN
GLOBAL ORGANIC DEODORANT MARKET
$159MM
N. AMERICAN TOTAL
4.33% CAGR
GLOBAL ORGANIC
14.1% CAGR
The natural deodorant segment is poised to lead growth in the total category as consumers continue to seek out better-for-you options.


OUR BUSINESS
Strong Growth and Strong Margins
REVENUE (2018-2022)
2.5X YOY Average Sales Increase Since 2018
$2M
$1.5M
$1M
SALES CHANNEL MIX
E-commerce : Brick and Mortar Sales
99% : 1%



$0.5M
$0
2018
2019
2020
2021
2022*

*2022 Revenue Forecast based off current run rate and seasonal buying patterns

Forward-looking projections cannot be guaranteed.

PROFITABILITY BY PRODUCT

Top-selling 100ml Bottles

PRODUCT (100 ML)	MSRP	WHOLESALE	COGS	GROSS MARGIN (RETAIL)	GROSS MARGIN (WHOLESALE)
COCONUT RUM WITH LIME	24	10	4.16	82.67%	58.40%
WHISKEY BLACK PEPPER	24	10	2.98	87.58%	70.20%
WHISKEY LAVENDER	24	10	3.05	87.29%	69.50%
WHISKEY VANILLA	24	10	3.11	87.04%	68.90%
WHISKEY CEDARWOOD	24	10	3.05	87.29%	69.50%
				86.38% AVG. MARGIN	67.30% AVG. MARGIN

We are well-positioned in the category and have generous margins to drive profit.

POISED TO COMPETE AT THE HIGHEST LEVEL.

Pit Liquor has been a successful 4-year experiment that has resulted in a viable proof of concept with clear product differentiation in the category.

There is a tremendous need for an effective natural deodorant, and the consumer intuitively understands how Alcoholic Spirits can provide greater efficacy which means we don't need to "educate" the consumer like many of our competitors. Our key points of differentiation are crystal clear.

COVID-19 has done of a lot education for us because consumers were educated en mass on the anti-bacterial properties of alcohol-based hand sanitizers.

With our new, disruptive and premium brand we will be poised to make a dent in the deodorant market.



EFFECTIVE
TOXIC
NATURAL
INEFFECTIVE
Pit Liquor
Dove
Old Spice
Degree
Speed Stick
Suave
Secret
NATIVE
WELEDA
Tom's
CRYSTAL
schmidt's

What exactly is natural? A number of our competitors claim to be all-natural but include a laundry list of questionable ingredients. Many contain baking soda which in theory is natural, but in practice causes rashes in many users. Part of our job in marketing will be to continue to point out our unique and truly all-

natural properties.


E-COMMERCE KPIs
Healthy Digital Ecosystem with Room to Grow
SALES CHANNELS
shopify
amazon
YouTube
TikTok
Instagram
Postscript
SHOPIFY KPIs
KPI
Industry Average
Pit Liquor
CONVERSION RATE
3.0%
6.1%
CUSTOMER RETENTION RATE
16.6%
37%
AVERAGE ORDER VALUE
N/A
$37.87
ABANDONED CART RATE
69%
40%
SUBSCRIPTION
268
509
712
shopify
SPOTLIGHT
Your store is getting a lot of traffic
WTF is wrong with my Pit Liquor?! 5 Common Pit Liquor Questions Answered
ranks in the top 10% of all recent Shopify store blog posts

Over the last six months, we've worked hard to create a more effective marketing mousetrap, adding SMS and other new sales channels, optimizing the site and shoring up the UX for our subscription program. And we're not done. We have a list of action items ready to go as resources grow.


BRANDING + DESIGN
EXPANSION

Our marketing team has taken a sophisticated approach to positioning the brand for future growth. We are benchmarking ourselves against top CPG brands such as Dollar Shave Club and Liquid Death. We will have consistent and targeted brand messaging across all touchpoints to build affinity and enrich the customer experience. We are not only selling a killer product, but doing it in a way that will build loyalty and a cult following.



BRAND PLATFORM

VISION:

Catalyze the movement to bring down
the faux health & wellness industrial complex.

MISSION:

Prove toxic chemicals have no place on our bodies.

POSITION:

We use overproof liquor to kill the bacteria
that causes body odor.

TENSION:

I use "better for you" solutions when they work.
Unfortunately not many do.

PIT LIQUOR KILLS BACTERIA LIKE AN ALL-NATURAL NUKE—
WITH OVERPROOF SPIRITS AND GOOD 'OL AMERICAN GUMPTION.

WE HOLD UP THE ONE IN THE MIDDLE TO THE FAUX HEALTH & BEAUTY INDUSTRIAL COMPLEX.

OUR USERS ARE QUIET REVOLUTIONARIES—HIPPIES, HUNTERS, COWGIRLS AND CROSSFITTERS
EACH VOTING WITH THEIR WALLETS TO GET TOXIC CHEMICALS
OUT OF THEIR BATHROOMS AND OFF THEIR BODIES.

NO BO. NO BS.


UNCOMPROMISING
UNCONVENTIONAL
UNAPOLOGETIC

NOUN VENTURES - VISUAL IDENTITY REBRAND

Noun Ventures Strategy & Design Group is currently engaged on a complete brand + packaging overhaul. Relaunch late Spring 2022.


BECAUSE WHAT'S MORE HUMAN THAN BEING EXACTLY, BRAZENLY, NO APOLOGIES WHO YOU WERE BORN TO BE?
TOM BOY X

CASE STUDY: ANGEL'S ENVY | CASE STUDY: PAPA'S PILAR | CASE STUDY: TOMBOYX | CASE STUDY: GOLD HANDLE

We are partnering with Noun Ventures to re-design all aspects of our visual identity including our core packaging. Noun's Founder, Neil Riddell, has created highly successful brands including Angel's Envy Bourbon which was acquired by Bacardi for $150 million. As always, Neil's team will start with in-depth research to help uncover powerful consumer and brand truths that the team will use to inform creative output for years to come.



WE'RE JUST BEGINNING

Armpits aren't the only parts of the body that Pit Liquor can address. It's effective used on the face as an aftershave, on the feet (or shoes) as an odor-killer, and on other areas down South.

We can elect to broaden Pit Liquor usage through consumer education or extend the line with sub-brands that have the same irreverent naming as "Pit Liquor." Imagine the thumb-stopping power of "Foot Liquor" or "Butt Liquor."

Why WeFunder

We chose WeFunder because we didn't want to go the VC route. We feel this next step of growth should be shared with customers and smaller investors who share our vision. In short, we believe in democratizing investment.

We invite you to join us on this journey and participate in the final public
offering of equity in Pit Liquor. We are raising our final round at a $7.5M

offering of equity in Pit Liquor. We are raising our final round at a $7.5M valuation and an early bird discount valuation of $7M.

Our growth timeline remains aggressive but we are pivoting to a more self-sustaining model to eliminate unnecessary risk and eliminate our debt burden. Our favorable margins allow for profitable scaling, and with the addition of this WeFunder investment, the transition will make the company stronger for the long haul. With our last raise, Pit Liquor grew revenue by 50%.

Our Final Raise



THIS IS OUR FINAL RAISE
Our Growth Strategy is focused on Optimizing Digital Growth and Expanding to Retail.
DIGITAL GROWTH
Fuel the fire of D2C growth with larger media budget for Facebook/ Instagram, Amazon, and proprietary database.
BRICK & MORTAR
Establish wholesale presence in alt. channels (i.e. Spas, Gyms, Hotels) and kickstart growth in US grocery by starting local.
SUBSCRIPTION
Generate streamlined digital funnel to drive subscriptions in effort to increase AOV, improve forecastable recurring revenue.



FINANCIAL FORECAST
2021-2024*
$14M
$12M
$10M
$8M
$6M
$4M
$2M
$0
$85K
$285K
$800K
$1.2M
$2M
$5M
$12M
2018
2019
2020
2021
2022
2023
2024*

Forward-looking projections cannot be guaranteed.

Our next stage of growth will come from focusing in several ways:

1) We will continue to fund paid media but given the rising CPM's on Facebook and Google, we will increasingly leverage owned channels including subscriptions, SMS, and email lists - all of which grew significantly last year.

2) We will focus on 2-3 consumer segments and serve them consistently. Whether it's yoga patrons or CrossFitters, we intend to fully immerse ourselves within their communities to understand their needs and speak their language. We will do product sampling events and take their feedback forward into innovation and messaging.

3) We will begin pushing further into wholesale. For a product such as ours, TRYING is believing. Seeing it on the shelf, holding it, & sampling it are proven ways to convert. We are going to put some muscle into getting bottles in hands, especially in Colorado, and model our learnings in new markets. In conjunction with sampling efforts we will localize our paid marketing efforts to feel BIG in key markets with the goal of influencing more retailers to take us on and ensure the success of current partners.

A look-forward

PRECEDENT TRANSACTIONS

Personal Care is Red Hot, with a Large Number of Potential Buyers.

DATE	ACQUIRER	TARGET	DEAL
07/14/2017	BOWERY	method	$200M
11/15/2017	P&G	NATIVE	$100M
12/14/2017	Unilever	schmidt's	$100M
06/10/2019	Unilever	TATCHA	$500M
12/13/2021	HARRY'S	Lume	$150M

MOMENTUM

IN THE PAST 3 MONTHS WE ACHIEVED:

HIGHEST REVENUE DAY EVER - $16,374

HIGHEST REVENUE WEEK EVER - $46,462

HIGHEST REVENUE MONTH EVER - $134,232 (94% INCREASE VS PRIOR)

RAISED PRICING ACROSS OUR ENTIRE PRODUCT LINE WITH NO PUSHBACK



THE PROOF IS IN THE PITS

- ✓ 86% gross profit margin
- ✓ 2.5x YOY average sales increase
- ✓ Patent Protection + Trademarks
- ✓ Woman-led, Well-rounded Team
- ✓ Differentiation in Fast Growing Category
- ✓ 99%/1% Ecommerce to Retail mix
- ✓ Simple, Clear Plan for Growth

We have the product and vision, and soon we'll have the branding, packaging, and wholesale relationships we need to become a household brand. Our recent momentum shows we are just getting started.

Thanks for tuning in. We hope you will join us in this next phase of growth. Click "Watch for Updates" in the bar to the right to stay in the know.


THANK YOU.
ERICA FEUCHT, CEO